AFFINITY MEDIA INTERNATIONAL CORP.

April 5, 2006

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: John Reynolds
Assistant Director

Re: Affinity Media International Corp.
Amendment No. 1 to Registration Statement on  Form S-1
Filed February 23, 2006
File No. 333-128707

Ladies and Gentlemen:

On behalf of Affinity Media International Corp. (“Affinity” or the “Company”), we are responding to the comments received from your office by letter dated March 24, 2006 with respect to the above-referenced Amendment No. 1 to the Registration Statement on Form S-1 (the “Registration Statement”). We have restated and responded to each of your comments below. Capitalized terms used in this letter have the meanings ascribed to them in the Registration Statement. All page references (excluding those in the headings and the Staff comments) refer to pages of the marked copy of Amendment No. 2 to the Registration Statement, as applicable, which are being filed concurrently and reflect the Company’s responses to your comments.

1.
We note the disclosure in the prospectus summary that the company was formed "for the purpose of acquiring ... all plus a minority interest in the assets of, or engaging in any other similar business with a single operating entity, or one or more related ... operating entities." We also note the disclosure in the risk factor on the top of page 19 that states “[w]e may decide to acquire a minority interest or interests in one or several operating businesses” and similar disclosure on the top of page 43. Please revise the summary to clearly disclose whether the company could purchase minority equity interests in one or more businesses. Also, in light of this disclosure, provide us with an analysis as to whether Affinity Media International Corp. could be an investment company and subject to the Investment Company Act of 1940.

In the risk factor on page 22, that the company may be deemed an investment company, please revise the risk factor to explain why the company could be deemed an investment company. See Section 3(a)(1)(A) and (C) of the Investment Company Act of 1940. We also note the statement in this risk factor that "[w] do not believe that our anticipated activities will subject us to the Investment Company Act of 1940." Please explain this position in relation to the disclosure that the company could acquire minority interests in one or several operating businesses. We may have further comment.

We have modified the disclosure to indicate that, while the Company may purchase a minority interest in a single entity, it will not do so with regard to multiple entities. In addition, any investment for a minority interest will not be significant in relation to the Company’s net assets, which will be used for a business combination involving either the whole of, or a majority interest in, an operating entity. Thus, we do not believe that any additional disclosure relating to the Investment Company Act of 1940 is necessary.

2.
We note the revised disclosure on page 8 and elsewhere that the company may proceed with a business combination "only if a majority of the shares of common stock… are voted in favor of the business combination and public stockholders owning less than 25% of the shares sold in this offering ... exercise their conversion rights." Please discuss in the prospectus whether the increase to 25% will have an effect upon the company's ability to consummate a business combination with a target business or businesses whose fair market value is at least 80% of the company's net assets at the time of such acquisition.

The requested disclosure has been made throughout the Registration Statement to indicate that this has a potentially negative effect on our ability to consummate a business combination.

3.
On the cover page of the prospectus and elsewhere in the registration statement, we note the reference to Mr. Engel and "his designees." We also note the disclosure in the Placement Unit Agreement that the purchasers agree "directly or through nominees." In light of integration issues of the private placement and public offering, please revise these statements or advise us why such revisions are not necessary.

The form of the Placement Unit Agreement has been modified to delete such reference. An  executed copy of such Agreement is attached to Amendment No. 2 as Exhibit 10.8, listing the non- affiliated accredited investors who are purchasing the placement units. The risk factor relating to rescision has been modified to indicate that it may be voidable. We do not believe that any additional disclosure is warranted.

4.
We note your response to our prior comment 8 in which you state that the requested disclosure has been added on page 79 of Amendment No.1. We were unable to locate the disclosure on this page, and therefore, we reissue the comment. We note the contingent nature of part of the underwriters' compensation. In light of Regulation M, please include disclosure in the registration statement regarding when the distribution ends. This disclosure may relate to when all of the shares have been sold, there are no more selling efforts, there is no more stabilization or the overallotment has been exercised. Note that disclosure merely stating that the distribution ends at the closing of the IPO is insufficient.

The requested disclosure has been made in the section captioned “Underwriting”.

Outside Front Cover Page of Prospectus

5.	Please limit the outside cover page of the prospectus to one page. See Item 501(b) of Regulation S-K.

We supplementally inform the Staff that the outside cover page of the prospectus will be on a single page when printed; due to formatting limitations this may not appear in the EDGAR version which is filed concurrently herewith.

6.	Please identify Mr. Engel.

The requested disclosure has been made throughout the Registration Statement.

Prospectus Summary

7.	In the last paragraph at page 2, please identify Messrs. Cohl and Dombrowski.

The requested disclosure has been made throughout the Registration Statement.

Summary financial data, -page 11, Dilution, page 35 and Capitalization, page 37

8.
We note your disclosure that $16,500,000 of the offering proceeds will be held in Trust regarding the 3,000,000 units offered. Based on the funds held in Trust, it would appear that the per share conversion price for the 3,000,000 units would be $5.50 per unit and the corresponding value of 749,700 shares convertible into cash would be $4,123,350 excluding any waivers. However, it is not clear to us how you computed the per share conversion price of $6.00 per unit and value of common stock convertible into cash at $4,318,272 or $5.76 per share. Please revise your disclosures or provide your computations and a detailed discussion how your computations are appropriate.

We supplementally inform the Staff that the per share conversion price is calculated based on the 2,750,000 shares sold as part of the units in the public offering, and excludes the 250,000 shares sold as part of the units in the private placement. This is because the holders of the 250,000 shares sold as part of the units in the private placement have waived their rights to distributions upon redemption or liquidation from the funds held in trust. Due to this waiver, the $16,500,000 held in trust is only divided up among the 2,750,000 shares sold in the public offering, leaving a per-share conversion price of $6.00.

Additionally, the figure of 749,700 shares is computed by multiplying 24.99% by the 3,000,000 shares sold as part of the units in both the public offering and the private placement. This combined figure of 3,000,000 shares is only used for the purpose of this calculation, and not to determine any distributions with respect to amounts held in trust.

Use of Proceeds, page 30

9.
We note the disclosure on the cover page of the prospectus and elsewhere that $16,500,000 will be  deposited into the trust account. However, the disclosure on page 30 indicates that $15,780,000 will  be "Held in trust for our benefit." Please revise the amount held in trust to be consistent throughout  the prospectus. Also revise for consistency the amount held in trust in the table under the column  "Over-Allotment Option Exercised." See also the MD&A section.

We have modified the disclosure per the Staff’s request. We supplementally inform the Staff  that $15,780,000 of the $16,500,000 held in trust will be available to us to consummate a business  combination, while the remainder is contingent compensation payable to Maxim Group LLC upon consummation of a business combination, which it will forfeit upon  our  liquidation.

10.
Please disclose an estimate of the expenses related to the working capital requirements that may be funded from interest income. Please disclose whether the remaining interest income from the trust account, after paying expenses, will be kept in the trust for purposes of acquiring a business or released to investors upon liquidation.

The requested disclosure has been made in the footnotes.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 38

11.
The discussion in the second full paragraph provides amounts that differ from those provided in the table of use of proceeds at page 30. For example, the total offering and placement expenses are $2,070,000 at page 30, but "approximately $1,350,000" at page 37. Please reconcile.

Pursuant to the Staff’s comment, the amounts have been reconciled, and additional explanatory  disclosure relating to the contingent underwriting compensation payable to underwriters upon the  consummation of a business combination has been added.

Proposed Business, page 40

Source of Target Business, page 43

12.
Please disclose whether the underwriters could serve as a source for identification of target businesses. Also discuss whether the underwriters would be able to receive finders' fees in connection with serving as the source for identification of target businesses.

The requested disclosure has been made.

Opportunities for stockholder approval of business combination, page 44

13.
We note the disclosure on page 45 that "as part of the negotiations toward a business combination, our board of directors may ... agree to a percentage less than 25%." Please describe in detail the effect that this condition may have upon the company's ability to consummate a business combination. Please clearly indicate whether the board of directors may increase the percentage in which public stockholders may exercise their conversion rights in order for the company to proceed with a business combination.

The requested disclosure has been made throughout the Registration Statement.

Comparison to Offerings of Blank Check Companies, page 49

14.
In. the table, please include a discussion that compares the terms of the offering with the terms under Rule 419 with respect to the shareholders' rights to receive interest earned from the funds held in escrow.

The requested disclosure has been made.

Management. page 52

15.	Please disclose whether any officers or directors have been or are currently involved with other blank check companies.

The requested disclosure has been made.

Principal Stockholders page 59

16.
We note the disclosure in footnote (2) to the table that "officers and directors have agreed to surrender to us for cancellation up to an aggregate of 22, 156 shares in the event ... stockholders  exercise their right to redeem their shares for cash upon a business combination," Please explain this  condition in more detail in the description of securities section.

The requested disclosure has been made.

Certain Relationships and Related Transactions, page 61

17.	Please describe the affiliation between Silverback Books and Messrs. Engel, Cohl and Dombrowski. See Item 404(a) of Regulation S-K.

The requested disclosure has been made.

Underwriting Terms, page 72 .

18.
In the last paragraph at page 75, the prospectus states that the underwriters may distribute prospectuses electronically. However, the response letter of counsel dated February 23, 2006 states in response to comment 46 that "[n]either Maxim Group LLC nor any of the members of the underwriting syndicate will engage in any electronic offer, sale of distribution of the securities." Please clarify.

We have been informed by the representative of the underwriters, Maxim Group LLC, that, as  described in the prospectus and the prior response letter, the underwriters may distribute prospectuses by  PDF format.  However, the underwriters will not use any other means of electronic distribution of the  prospectuses and will not engage in any electronic offer, sales or distribution of the shares.

Where You Can Find Additional Information, page 79

19.	Please revise to include the SEC's current address which is: 100 F Street, N.E. Room 1580, Washington, DC 20549.

The address has been modified per the Staff’s comment.

Other regulatory

20.	Please provide a currently dated consent in any amendment.

A currently dated consent is filed herewith.

Part II

Item 15. Recent Sale of Unregistered Securities

21.	Please disclose the private placement between the company and Mr. Engel.

The requested disclosure has been made.

Exhibits

22.	Please file executed copies of agreements, wherever possible. For example, please file an executed copy of exhibit 10.8, Placement Unit Agreement.

An executed copy of exhibit 10.8 is filed herewith.

*****

Thank you for your consideration of our responses to your comments. If you have any questions, or if we can be of further assistance to you in the review process, please call me at (310) 479-1555.

Sincerely,

/s/ Peter H. Engel
Peter H. Engel
Chief Executive Officer

cc:	Raj Rajan
Cathey Baker
Thomas Kluck
Howard Cohl
Barry I. Grossman, Esq.
Stuart Neuhauser Esq.
Michael Midura, Esq.
Steven Skolnick Esq.
David Bukzin
Clifford Teller
Gregory Leshchenko
Howard Yeaton
John Klenner
Lawrence Glassberg